SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                            FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934


For the Plan year ended December 31, 1998

                                 OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES
  EXCHANGE ACT OF 1934


For the transition period from _________________ to
___________________

Commission file number

     A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Protection One 401(k) Plan

     B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     WESTERN RESOURCES, INC.
     818 Kansas Avenue
     Topeka, KS 66612

     PROTECTION ONE, INC.
     6011 Bristol Parkway
     Culver City, CA 90230

                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

                        TABLE OF CONTENTS



                                                             Page(s)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits with Fund
Information as of December 31, 1998 and 1997                    2-5

Statement of Changes in Net Assets Available for Plan Benefits
with Fund Information for the Year Ended December 31, 1998      6-8

NOTES TO FINANCIAL STATEMENTS                                   9-15

SUPPLEMENTAL SCHEDULES:

Schedule I - Line 27a - Supplemental Schedule of Assets Held For
Investment Purposes as of December 31, 1998                      16

Schedule II - Line 27d - Supplemental Schedule of Reportable
Transactions for the Year Ended December 31, 1998              17-18

Schedule III - Line 27e - Supplemental Schedule of Nonexempt
Transactions for the Year Ended December 31, 1998                19


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                        20

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of theProtection One 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of Protection One 401(k) Plan (formerly Protection One Employee Savings Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements, and the supplemental schedules referred to below, are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Line 27a - Supplemental Schedule of Assets Held for Investment Purposes, Line 27d - Supplemental Schedule of Reportable Transactions and Line 27e - Supplemental Schedule of Nonexempt Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen


Dallas, Texas,
June 28, 1999

                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                           INFORMATION

                     AS OF DECEMBER 31, 1998


                                        Participant Directed

                                     Vanguard      Vanguard                 Vanguard
                          Vanguard International    Prime      Vanguard    Total Bond  Vanguard
                         500 Index    Growth     Money Market  PRIMECAP   Market Index Wellington
                            Fund       Fund          Fund        Fund         Fund       Fund
ASSETS:
 Investments at fair value (Note 3)-
   Common trust funds-
    Stock funds          $2,017,238 $406,066    $   -          $1,388,763  $    -       $   -
    Stock/bond/money
     market funds              -        -           -                -       346,402     929,207
    Money market fund          -        -        977,573             -          -           -
   Participant loans           -        -           -                -          -           -
   Protection One, Inc.
    common stock               -        -           -                -          -           -
   Western Resources, Inc.
    common stock               -        -           -                -          -           -

   Total investments      2,017,238  406,066     977,573        1,388,763    346,402     929,207

 Contributions receivable-
   Employer                    -        -           -                -          -           -
   Participant                 -        -           -                -          -           -
   Receivable related to
    Comsec Narrangansett
    Security, Inc. Profit
    Sharing Savings and
    Retirement Plan merger     -        -           -                -          -           -

    Net receivables            -        -           -                -          -           -

    Total assets          2,017,238  406,066     977,573        1,388,763    346,402     929,207

LIABILITIES                    -        -           -                -          -           -


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS           $2,017,238 $406,066    $977,573       $1,388,763   $346,402    $929,207

  The accompanying notes are an integral part of this financial statement.
                           (continued)


                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                           INFORMATION

                     AS OF DECEMBER 31, 1998
                           (continued)


                                     Participant Directed

                                     Protection  Western
                                        One     Resources
                         Vanguard     Common     Common
                         Windsor      Stock      Stock    Participant
                          Fund         Fund       Fund       Loans    Other   Total
ASSETS:
 Investments at fair value (Note 3)-
   Common trust funds
    Stock funds          $1,234,572  $   -      $ -       $   -       $   -    $5,046,639
    Stock/bond/money
     market funds              -         -        -           -           -     1,275,609
    Money market fund          -         -        -           -           -       977,573
   Participant loans           -         -        -        187,059        -       187,059
   Protection One, Inc.
    common stock               -      223,875     -           -           -       223,875
   Western Resources, Inc.
    common stock               -         -     353,771        -           -       353,771

   Total investments      1,234,572   223,875  353,771     187,059        -     8,064,526

 Contributions receivable-
   Employer                    -         -        -           -        211,370    211,370
   Participant                 -         -        -           -        270,491    270,491
   Receivable related to
    Comsec Narrangansett
    Security, Inc. Profit
    Sharing Savings and
    Retirement Plan merger     -         -        -           -      2,712,216  2,712,216
  Net receivables              -         -        -           -      3,194,077  3,194,077

    Total assets          1,234,572   223,875  353,771     187,059   3,194,077 11,258,603

LIABILITIES                    -         -        -           -       (141,606)  (141,606)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS       $1,234,572  $223,875 $353,771    $187,059   $3,052,471 $11,116,997


  The accompanying notes are an integral part of this financial statement.

                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                           INFORMATION

                     AS OF DECEMBER 31, 1997


                                             Participant Directed

                                                   Growth
                                                  Fund For
                          Capital      Global    Investment   Special    Retirement
                         Investment  Allocation     and        Value    Preservation
                           Fund         Fund     Retirement    Fund        Trust

ASSETS:
 Investments at fair value-
   Common trust funds
     Stock funds         $   -       $   -        $ 539,695    $255,803  $   -
     Stock/bond/money
      market funds        318,217     248,583          -           -         -
     Money market fund       -           -             -           -      191,740
   Protection One, Inc.
       common stock          -           -             -           -         -

   Total investments      318,217     248,583       539,695     255,803   191,740

 Contributions receivable-
   Participant               -           -             -           -         -
   Employer                  -           -             -           -         -

    Total contributions
     receivable              -           -             -           -         -

    Total assets          318,217     248,583       539,695     255,803   191,740

LIABILITIES:
 Refund payable              -            -            -           -         -

 Total liabilities           -            -            -           -         -

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS           $318,217     $248,583     $539,695    $255,803  $191,740

  The accompanying notes are an integral part of this financial statement.
                            (continued)



                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                           INFORMATION

                     AS OF DECEMBER 31, 1997



                                              Participant Directed

                           Protection One   Participant
                               Stock           Loans       Other        Total
ASSETS:
 Investments at fair value-
   Common trust funds
     Stock funds           $   -            $    -         $   -      $  795,498
     Stock/bond/money
      market funds             -                 -             -         566,800
     Money market fund         -                 -             -         191,740
   Protection One, Inc.
      common stock          128,192              -             -         128,192
   Participant loans           -               53,033          -          53,033

   Total investments        128,192            53,033          -       1,735,263

 Contributions receivable-
   Participant                 -                 -           72,196       72,196
   Employer                    -                 -           34,098       34,098

   Total contributions
       receivable              -                 -          106,294      106,294

   Total assets             128,192            53,033       106,294    1,841,557

LIABILITIES:
 Refund payable                -                 -          (14,325)     (14,325)

   Total liabilities           -                 -          (14,325)     (14,325)

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $128,192           $53,033      $ 91,969   $1,827,232


  The accompanying notes are an integral part of this financial statement.

                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      WITH FUND INFORMATION

              FOR THE YEAR ENDED DECEMBER 31, 1998



                                                  Participant Directed

                                        Vanguard       Vanguard                   Vanguard
                           Vanguard   International     Prime       Vanguard     Total Bond
                           500 Index     Growth      Money Market   PRIMECAP    Market Index
                             Fund         Fund           Fund         Fund          Fund

ADDITIONS:
 Investment income (loss):
   Interest and dividend
     income                $ 18,329   $  7,334       $  15,274      $  38,185   $   7,564
   Net appreciation
     (depreciation) in
     fair value of
     investments            140,420      8,673            -           105,728       1,190

   Total investment
      income (loss)         158,749     16,007          15,274        143,913       8,754

 Contributions:
   Employer                  59,096     11,606          11,081         40,399      11,199
   Participant              455,179     87,161         142,228        305,372     118,850
   Participant loan
      repayments              4,850      1,814             957          4,182         932
                            519,125    100,581         154,266        349,953     130,981

   Total additions          677,874    116,588         169,540        493,866     139,735

DEDUCTIONS:
 Payment of benefits         80,731     25,427          14,848         40,220      19,655
 Participant loan
  withdrawals                19,750      3,875           2,786         19,450       1,241
 Other deductions              -          -               -              -           -
 Excess contributions          -          -               -              -           -


  Total deductions          100,481     29,302          17,634         59,670      20,896

 Net increase (decrease)
   prior to interfund
   transfers                577,393     87,286         151,906        434,196     118,839
 Interfund transfers        419,326     61,606         485,605        224,569      74,802
 Transfer of Westar
  Security Services
  401(k) Plan assets      1,020,519    257,174         340,062        729,998     152,761
 Transfer of Comsec
  Narrangansett Security,
  Inc. Profit Sharing,
  Savings and Retirement
  Plan assets                  -          -               -              -           -


 Net increase (decrease)  2,017,238    406,066         977,573      1,388,763     346,402

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of period           -          -               -              -            -

 End of period           $2,017,238   $406,066        $977,573     $1,388,763     $346,402


  The accompanying notes are an integral part of this financial statement.
                               (continued)



                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      WITH FUND INFORMATION

              FOR THE YEAR ENDED DECEMBER 31, 1998
                           (continued)


                                         Participant Directed
                                                             Growth
                                                            Fund for
                          Vanguard   Vanguard   Capital    Investment   Special   Retirement
                         Wellington  Windsor   Investment     and        Value   Preservation
                            Fund       Fund       Fund     Retirement    Fund      Trust
ADDITIONS:
 Investment income (loss):
   Interest and
   dividend income       $72,112     $ 83,444  $13,059     $   2,155    $ 15,613  $ 10,148
   Net appreciation
    (depreciation)
    of fair value
    of investments       (43,507)    (125,820) (24,849)     (148,524)    (76,901)     -

 Total investment
   income (loss)          28,605      (42,376) (11,790)     (146,369)    (61,288)   10,148

 Contributions:
   Employer               30,427       37,072   21,764        30,883      15,150    12,779
   Participant           235,279      282,022   88,497       139,082      54,961    42,668
   Participant
    loan repayments        2,806        2,865    5,703         9,584       6,125     2,084
                         268,512      321,959  115,964       179,549      76,236    57,531

  Total additions        297,117      279,583  104,174        33,180      14,948    67,679

DEDUCTIONS:
 Payment of benefits      50,451      63,000    22,123        43,258      20,534    11,624
 Participant loan
  withdrawals             11,999       8,568     8,590        10,239       8,837     4,840
 Other deductions           -           -         -             -           -       24,625
 Excess contributions       -           -         -             -           -         -

Total deductions          62,450      71,568    30,713        53,497      29,371    41,089

 Net increase (decrease)
  prior to interfund
  transfers              234,667     208,015    73,461       (20,317)    (14,423)   26,590
 Interfund transfers     153,847     138,860  (391,678)     (519,378)   (241,380) (218,330)
Transfer of Westar
 Security Services
 401(k) Plan assets      540,693     887,697      -             -            -         -
 Transfer of Comsec
  Narrangansett Security,
  Inc. Profit Sharing,
  Savings and Retirement
  Plan assets               -           -         -             -            -         -

Net increase
 (decrease)              929,207   1,234,572  (318,217)     (539,695)    (255,803) (191,740)

NET ASSETS AVAILABLE FOR PLAN
      BENEFITS:
   Beginning of period      -           -      318,217       539,695      255,803   191,740

   End of period        $929,207  $1,234,572  $   -         $   -        $   -     $   -


  The accompanying notes are an integral part of this financial statement.
                            (continued)



                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      WITH FUND INFORMATION

              FOR THE YEAR ENDED DECEMBER 31, 1998
                          (continued)
                                           Participant Directed
                                                 Western
                                    Protection  Resources
                         Global        One       Common
                       Allocation  Common Stock   Stock   Participant
                          Fund         Fund       Fund       Loans      Other   Total
ADDITIONS:
 Investment income (loss):
   Interest and
    dividend income    $  6,217    $    469     $  8,693   $  2,701     $   -     $  301,297
   Net appreciation
    (depreciation) in
    fair value of
    investments         (28,909)    (65,604)     (44,663)      -            -       (302,766)

Total investment
  income (loss)         (22,692)    (65,135)     (35,970)     2,701         -         (1,469)

 Contributions:
   Employer              17,623      22,926       11,864       -         177,272     511,141
   Participant           75,457      93,756       79,960       -         198,295   2,398,767
   Participant loan
    repayments            5,846       4,803        1,336    (53,887)        -           -
                         98,926     121,485       93,160    (53,887)     375,567   2,909,908

Total additions          76,234      56,350       57,190    (51,186)     375,567   2,908,439

DEDUCTIONS:
 Payment of benefits     14,294      11,011       32,024      7,406         -        456,606
 Participant loan
  withdrawals             4,441       3,837        1,907   (110,360)        -           -
 Other deductions          -           -            -          -            -         24,625
 Excess contributions      -           -            -          -         127,281     127,281

Total deductions         18,735      14,848       33,931   (102,954)     127,281     608,512

 Net increase
  (decrease) prior
  to transfers           57,499      41,502       23,259     51,768      248,286    2,299,927
 Interfund transfers   (306,082)     54,181       64,052       -            -           -

Transfer of Westar
  Security Services
  401(k) Plan assets       -           -         266,460     82,258         -       4,277,622
 Transfer of Comsec
  Narrangansett Security,
  Inc. Profit Sharing,
  Savings and Retirement
  Plan assets              -           -            -          -       2,712,216    2,712,216

 Net increase
  (decrease)           (248,583)      95,683     353,771    134,026    2,960,502    9,289,765

NET ASSETS AVAILABLE FOR
      PLAN BENEFITS:
   Beginning of
     period             248,583      128,192        -        53,033       91,969    1,827,232

   End of period       $   -        $223,875    $353,771   $187,059   $3,052,471  $11,116,997


  The accompanying notes are an integral part of this financial statement.

                   PROTECTION ONE 401(k) PLAN
         (formerly Protection One Employee Savings Plan)

                  NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1998 AND 1997



1.   DESCRIPTION OF THE PLAN:

General

The Protection One 401(k) Plan (formerly Protection One Employee Savings Plan) (the "Plan") was adopted to provide eligible employees of Protection One Alarm Monitoring, Inc. (the "Employer") a method to provide for retirement and other related benefits. The Plan was amended and restated effective July 1, 1998 concurrent with the merger of the Westar Security Services 401(k) Plan (the "Westar Plan") into the Plan. The Plan is administered by the retirement committee (the "Committee") appointed by the Employer. The following summary description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution, contributory employee benefit plan established in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All Protection One Alarm Monitoring, Inc. employees become eligible to participate after attaining age 21 and completion of six months of service.

Contributions

During each plan year, contributions include the total amount of the salary reductions elected by the participants (not to exceed 16% of the participant's individual compensation), subject to certain limits, and a match of the participant contributions by the Employer at a rate up to 25% of the participant's contribution. Such matching contributions will be allocated to the participants ' accounts in the same ratio as participant contributions. During 1998, the Employer made matching contributions in the amount of $511,141. The Employer may also make an additional contribution at its discretion.

Vesting and Forfeitures

Each participant has a fully vested and nonforfeitable interest in all amounts attributable to voluntary contributions, rollover contributions, and income earned thereon.

Participants who terminate service for reasons other than retirement, death, or full and permanent disability prior to the completion of five years of service, will forfeit the nonvested portion of Employer contributions to their account. Participants vest in employer contributions according to the following schedule:

      Years of                                Vesting
      Service                                Percentage

       Less than 1                              0%
        1                                      20%
        2                                      40%
        3                                      60%
        4                                      80%
       5 or more                              100%

Forfeitures of terminated participants' nonvested accounts are used to reduce future Employer contributions. In 1998, total forfeitures were $24,625, which were used to reduce employer contributions.

Participant Loans

Participants may borrow from their fund accounts an amount equal to the lesser of one-half of the participant's vested account balance or $50,000. Loan transactions are treated as transfers to/(from) mutual fund investments and (from)/to the participant loans fund. All loans must be repaid in equal installments on not less than a quarterly basis over a five year period or in excess of five years for the purchase of a primary residence as determined by the Employer. The loans are secured by up to 50% of the participant's vested account balance and bear interest at a rate based on the prime rate published in the Wall Street Journal at the beginning of the calendar quarter plus 1 percent. Principal and interest are paid through payroll deductions. Interest rates on outstanding participant loans ranged from 3.92% to 10.50% during 1998.

Administration

All funds in the Plan are held with the Trustee. The Plan changed its trustee effective July 1, 1998. The plan administrator is the Employer and is responsible for administration of the Plan, including the costs of administering the Plan. Records are maintained in the form of individual accounts, and credits and charges are made to such accounts.
When appropriate, a participant shall have two separate accounts, an Employer matching contribution account and a participant contribution account. Each participant's account is credited with the participant's contribution, the Employer's matching contribution, and an allocation of plan earnings based on account balances. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Certain administrative expenses of the Plan are paid by the Employer. The Employer paid expenses of approximately $140,000 on behalf of the Plan for the year ended December 31, 1998 which includes legal fees related to other plans maintained by the Employer.

Investment Options

During the year ended December 31, 1997, and for the period from January 1, 1998, through June 30, 1998, participants were able to allocate their contributions among the following investment options:

Merrill Lynch Capital Investment Fund: Seeks to provide the highest total investment return consistent with prudent risk by investing in equity, debt, convertible, and money market securities based on fund management's evaluation of changes in economic and market trends.

Merrill Lynch Global Allocation Fund: Seeks to provide the highest total investment return consistent with prudent risk by investing in U.S. and foreign equities, U.S. and foreign bonds, and money market instruments based on financial models and analysis to determine the optimal distribution of portfolio holdings.

Merrill Lynch Growth Fund for Investment and Retirement: Seeks to provide long-term growth of capital and, secondarily, income by investing in equity securities with emphasis on equity securities believed to be undervalued.

Merrill Lynch Special Value Fund: Seeks long-term growth by emphasizing securities of relatively small market capitalization companies that demonstrate long-term potential for expanding their size and profitability in upcoming years.

Merrill Lynch Retirement Preservation Trust: Seeks high current income consistent with preservation of capital and liquidity by investing in U.S. Government Agency Securities, Guaranteed Investment Contracts, and a lessor portion in high-quality money market instruments. As of and for the year-ended December 31, 1997, Plan assets invested in this fund consisted of only high-quality money market instruments.

Protection One Common Stock Fund: Seeks to provide for long-term growth through increases in the value of the Employer's stock and reinvestment of its dividends.

During the six months ended December 31, 1998, participants were able to allocate their contributions among the following investment options:

Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividend and investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor's Composite Stock Price Index.

Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in the stocks of about 200 companies located in roughly 30 countries around the world.

Vanguard Prime Money Market Fund: Seeks to provide the highest level of income consistent with maintaining a stable share price of $1 by investing in high-quality money market obligations issued by financial institutions, nonfinancial corporations, U.S. and other governmental agencies, and repurchase agreements collateralized by such securities.

Vanguard PRIMECAP Fund: Seeks to provide long-term growth of capital by investing principally in a portfolio of common stocks.

Vanguard Total Bond Index Fund-Total Bond Market Portfolio: Seeks to provide a high level of interest income by investing in about 1,500 bonds from a variety of industries in an attempt to match the performance and risk characteristics of the unmanaged Lehman Brothers Aggregate Bond Index. The investments range from short-term bonds that mature in approximately one year to long-term bonds that mature in 20 to 30 years, giving the Fund an average maturity of about nine years.

Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing in stocks for potential capital growth and dividend income and in bonds for current income potential and conservation of principal.

Vanguard Windsor Fund: Seeks to provide long-term growth of capital and income by investing in equity securities that provide dividend and capital appreciation income.

Protection One Common Stock Fund: Seeks to provide for long-term growth through increases in the value of the Employer's stock and reinvestment of its dividends.

Western Resources Common Stock Fund: Seeks to provide for long-term growth through increases in the value of stock and the reinvestment of dividends by investing primarily in the common stock of Western Resources, Inc., holder of approximately 82% of the outstanding common stock of Protection One.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 1998, all benefit claims submitted prior to year-end were paid. On termination of service due to death, full and permanent disability, or normal retirement, a participant will be entitled to 100% of the value of his/her account balance. Payment of benefits may be in the form of lump-sum distributions or an annuity contract payable, and will begin as soon as administratively feasible following the termination date.

For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump-sum distribution. If the participant's account has ever exceeded $5,000, the participant (and spouse, if applicable) must give written consent before the distribution may be made.

Investment Valuation and Income Recognition

Investments of the Plan are presented at fair market value. Shares of common trust funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Protection One, Inc. and Western Resources, Inc., common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Refunds Payable and Excess Contributions

Refunds payable included in liabilities in the accompanying statement of net assets and excess contributions represent amounts deferred from the salaries of participants in excess of those allowed by ERISA, as well as the related matching Employer contributions, that will be returned to the participants and the Employer.

3.   INVESTMENTS:

The following investments individually represent 5% or more of the net assets available for plan benefits at December 31, 1998 and 1997, respectively:

                                                1998         1997
     Common trust funds-
          Vanguard 500 Index Fund            $2,017,238   $   -
          Vanguard PRIMECAP Fund              1,388,763       -
          Vanguard Wellington Fund              929,207       -
          Vanguard Windsor Fund               1,234,572       -
          Capital Investment Fund                  -       318,217
          Global Allocation Fund                   -       248,583
          Growth Fund for Investment
           and Retirement                          -       539,695
          Special Value Fund                       -       255,803
     Protection One, Inc. common stock             -       128,192
     Short-term investments-
         Vanguard Prime Money
          Market Retirement                     977,573       -
     Merrill Lynch Retirement
      Preservation Trust                           -       191,740

The net change in realized and unrealized appreciation
(depreciation) in fair value of investments included in the statement of changes in net assets available for plan benefits for the year ended December 31, 1998, consisted of the following:

     Common Trust Funds-
          Stock funds                       $  (19,523)
          Stock/bond/money market funds       (172,976)
     Protection One, Inc. common stock         (65,604)
     Westar Resources, Inc. common stock       (44,663)

     Net depreciation in fair value
       of investments                       $ (302,766)

As of December 31, 1998, the net asset value of investments included in the financial statement consists of the following:

                                             Net Asset    Shares
                                               Value      (Unit)

          Vanguard 500 Index Fund             $113.95     17,703
          Vanguard PRIMECAP Fund                47.66     29,139
          Vanguard Wellington Fund              29.35     31,660
          Vanguard Windsor Fund                 15.57     79,292
          Vanguard Prime Money Market Fund       1.00    977,573
          Vanguard International Growth Fund    18.77     21,634
          Vanguard Total Bond Index Fund        10.27     33,730
          Protection One Common Stock Fund      15.68     14,278
          Western Resources Common Stock Fund   10.65     33,218

The net asset value for the Protection One Common Stock Fund and the Western Resources Common Stock Fund represents the unit value established for the individual funds and not the stock price of the underlying shares of stock.

4.   TAX STATUS:

The Employer received a favorable determination letter dated
August 5, 1996, from the Internal Revenue Service (IRS) stating that the Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a) of the IRC, as amended. The Plan has been amended and restated since the latest determination letter was received. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.   RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

6.   TERMINATION OF THE PLAN:

The Employer has the right to terminate the Plan at any time by delivering to the Trustee and administrator written notice of such termination. In the event of Plan termination, participants will become fully vested and assets will be distributed to participants in a manner consistent with plan provisions and ERISA regulations. The Employer currently has no intent to terminate the Plan.

7.COMSEC NARRAGANSETT SECURITY, INC. PROFIT SHARING
         SAVINGS AND RETIREMENT PLAN MERGER:

The Comsec Narragansett Security, Inc. Profit Sharing Savings and Retirement Plan (Comsec Plan) was merged into the Plan effective December 22, 1998. The assets of the Comsec Plan were transferred prior to December 31, 1998 but the funds were not invested until after December 31, 1998. The assets of the Comsec Plan are presented as a receivable on the accompanying statement of net assets available for benefits with fund information.

8.PURCHASE OF WESTERN RESOURCES, INC. COMMON STOCK:

The Plan purchased approximately 9,000 shares of Western Resources, Inc. Common Stock in the period from July 1, 1998 to March 31, 1999 which may not have been registered under the Securities Act of 1933. The Employer is collecting data and is
considering what further steps should be taken, if any.   Such
steps could include the making of a rescission offer to each Plan participant who elected to allocate some of his or her pay deferral contributions to the Western Resources, Inc. Common Stock Fund under the Plan between July 1, 1998 and March 31, 1999.

9.   NON EXEMPT TRANSACTIONS:

The Employer remitted to the Plan on July 6, 1998 certain contributions in the amount of approximately $28,000 in respect of April 1998. This remittance was later than the maximum allowable time for transmitting participant contributions under regulations of the U.S. Department of Labor and may have constituted a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code of 1986, as amended. The Employer is collecting data and is considering what further steps should be taken, if any.

10.  SUBSEQUENT EVENT:

The price of Protection One, Inc. Common Stock declined from a price of $8.56 per share at December 31, 1998 to $5.19 per share as of June 25, 1999.

              PROTECTION ONE EMPLOYEE SAVINGS PLAN
         (formerly Protection One Employee Savings Plan)

 LINE 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
                            PURPOSES

                     AS OF DECEMBER 31, 1998

                        EIN:  93-1064579

                          PLAN #:  001


(a)        (b)                           (c)                     (d)           (e)
         Identity                                              Current
        of Issuer              Description of Investment         Cost         Value
*    Vanguard 500 Index Fund   Registered Investment Company   $1,758,817     $2,017,238
*    Vanguard International
      Growth Fund              Registered Investment Company      389,375      406,066
*    Vanguard Prime Money
      Market Fund              Registered Investment Company      977,573      977,573
*    Vanguard PRIMECAP Fund    Registered Investment Company    1,239,575    1,388,763
*    Vanguard Total Bond
      Market Index             Registered Investment Company      343,666      346,402
*    Vanguard Wellington Fund  Registered Investment Company      954,754      929,207
*    Vanguard Windsor Fund     Registered Investment Company    1,361,061    1,234,572
*    Protection One Common
      Stock Fund               Company Stock Fund                 273,627      223,875
*    Western Resources
      Stock Fund               Company Stock Fund                 389,651      353,771
*    Participant loans         Participant Loans interest rates
                                 3.92% to 10.50%                     -         187,059
Total Assets Held For Investment Purposes                      $7,688,099   $8,064,526


(*) Column (a) indicates each person/entity known to be a party-in-interest.


   This supplemental schedule lists assets held for investment purposes as of December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

              PROTECTION ONE EMPLOYEE SAVINGS PLAN
         (formerly Protection One Employee Savings Plan)

   LINE 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1998

                        EIN:  93-1064579

                          PLAN #:  001



        (a)                           (b)                   (c)       (d)       (g)
 Identity of Party                                       Purchase  Selling   Cost of
     Involved                 Description of Asset         Price     Price     Asset
INDIVIDUAL TRANSACTIONS:

Merrill Lynch Trust Company   Merrill Lynch Growth Fund   $623,740  $515,923  $623,740
Merrill Lynch Trust Company   Merrill Lynch Global
                               Allocation Fund             337,555   297,255   337,555
Merrill Lynch Trust Company   Merrill Lynch Capital Fund   390,991   383,678   390,991
Merrill Lynch Trust Company   Merrill Lynch Special
                               Value Fund                  300,496   231,811   300,496


SERIES OF TRANSACTIONS:

Merrill Lynch Trust Company   Merrill Lynch Capital Fund   131,688      -      131,688
Merrill Lynch Trust Company   Merrill Lynch Capital Fund      -      439,421   444,002
Merrill Lynch Trust Company   Merrill Lynch Global
                               Allocation Fund             106,352      -      106,352
Merrill Lynch Trust Company   Merrill Lynch Global
                               Allocation Fund                -      335,168   377,090
Merrill Lynch Trust Company   Merrill Lynch Growth Fund    191,469      -      191,469
Merrill Lynch Trust Company   Merrill Lynch Growth Fund       -      593,011   703,586
Merrill Lynch Trust Company   Merrill Lynch Special
                               Value Fund                   94,552      -      94,552
Merrill Lynch Trust Company   Merrill Lynch Special
                               Value Fund                     -      270,668   341,553
Merrill Lynch Trust Company   Merrill Lynch Retirement
                               Preservation Trust             -      307,115   307,115
The Vanguard Group            Vanguard 500 Index Fund    1,062,656      -    1,062,656
The Vanguard Group            Vanguard 500 Index Fund         -      143,233   133,365
The Vanguard Group            Vanguard International
                               Growth Fund                 195,821      -      195,821
The Vanguard Group            Vanguard International
                               Growth Fund                    -       38,046    38,983
The Vanguard Group            Vanguard Prime Money
                               Market Fund                 719,946      -      719,946
The Vanguard Group            Vanguard Prime Money
                               Market Fund                    -       62,771    62,771
The Vanguard Group            Vanguard PRIMECAP Fund       707,617      -      707,617
The Vanguard Group            Vanguard PRIMECAP Fund          -      101,692    99,728
The Vanguard Group            Vanguard Total Bond
                               Market Index                241,544      -      241,544
The Vanguard Group            Vanguard Total Bond
                               Market Index                   -       37,958    37,252
The Vanguard Group            Vanguard Wellington Fund     542,244      -      542,244
The Vanguard Group            Vanguard Wellington Fund        -       73,914    73,397
The Vanguard Group            Vanguard Windsor Fund        656,613      -      656,613
The Vanguard Group            Vanguard Windsor Fund           -      124,665   142,716
The Vanguard Group            Protection One Common
                               Stock Fund                  274,345      -      274,345
The Vanguard Group            Protection One Common
                               Stock Fund                     -          671       718
Western Resources, Inc.       Western Resources Stock
                               Fund                        194,884      -      194,884
Western Resources, Inc.       Western Resources Stock
                               Fund                           -       45,266    42,108


Columns (e) Lease Rental and (f) Expense Incurred with
Transaction are not applicable to this Plan and have been omitted accordingly.

              PROTECTION ONE EMPLOYEE SAVINGS PLAN
         (formerly Protection One Employee Savings Plan)

   LINE 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1998

                        EIN:  93-1064579

                          PLAN #:  001

        (a)                        (h)                 (i)
                                                       Net
 Identity of Party        Current Value of Asset      Gain/
      Involved             on Transaction Date        (Loss)
INDIVIDUAL TRANSACTIONS:

Merrill Lynch Trust Company     $  623,740            $(107,817)
Merrill Lynch Trust Company        337,555              (40,300)
Merrill Lynch Trust Company        390,991               (7,313)
Merrill Lynch Trust Company        300,396              (68,685)

SERIES OF TRANSACTIONS:

Merrill Lynch Trust Company        131,688                 -
Merrill Lynch Trust Company        439,421               (4,581)
Merrill Lynch Trust Company        106,352                 -
Merrill Lynch Trust Company        335,168              (41,922)
Merrill Lynch Trust Company        191,469                 -
Merrill Lynch Trust Company        593,011             (110,575)
Merrill Lynch Trust Company         94,552                 -
Merrill Lynch Trust Company        270,668              (70,885)
Merrill Lynch Trust Company        307,115                 -
The Vanguard Group               1,062,656                 -
The Vanguard Group                 143,233                9,868
The Vanguard Group                 195,821                 -
The Vanguard Group                  38,046                 (937)
The Vanguard Group                 719,946                 -
The Vanguard Group                  62,771                 -
The Vanguard Group                 707,617                 -
The Vanguard Group                 101,692                1,964
The Vanguard Group                 241,544                 -
The Vanguard Group                  37,958                  706
The Vanguard Group                 542,244                 -
The Vanguard Group                  73,914                  517
The Vanguard Group                 656,613                 -
The Vanguard Group                 124,665              (18,051)
The Vanguard Group                 274,345                 -
The Vanguard Group                     671                  (47)
The Vanguard Group                 194,884                 -
The Vanguard Group                  45,266                3,158

    This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                   PROTECTION ONE 401(K) PLAN
         (formerly Protection One Employee Savings Plan)

   LINE 27e - SUPPLEMENTAL SCHEDULE OF NONEXEMPT TRANSACTIONS

              FOR THE YEAR ENDED DECEMBER 31, 1998



                                                    Amount   Amount
                                                      of       of
Identity of Party    Description of Transaction      Loan   Interest
     Involved
Protection One      Deemed loan to the Company
Alarm Monitoring,   dated June 23, 1998, maturity    $28,395  $71
Inc.                July 6, 1998, interest rate
                    6%

                   PROTECTION ONE 401(K) PLAN
         (formerly Protection One Employee Savings Plan)


                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee for the Protection One 401(k)
Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Protection One 401(k) Plan

By:

Signature                           Title                     Date

/s/   John E. Mack III     Chief Executive Officer        June 30, 1999

/s/   Patrick L. Sumner    Member                         June 30, 1999

                   PROTECTION ONE 401(K) PLAN
         (formerly Protection One Employee Savings Plan)


                          EXHIBIT INDEX

Exhibit
Number                    Description of Documents       Page

23   Consent of Independent Public Accountants
                     (filed electronically)